Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                          Date: October 28, 2005

Public Storage conducted its third quarter of 2005 earnings conference call on Friday, October 28, 2005. A replay of the call is accessible on Public Storage's Internet website or by calling (800) 642-1687 through November 28, 2005. A transcript of the call is provided below.
--------------------------------------------------------------------------------





                               PUBLIC STORAGE INC.

                              MODERATOR: CLEM TENG
                                OCTOBER 28, 2005
                                   9:00 AM PT


Operator:    Good afternoon. My name is (Lawana) and I will be your conference facilitator. At this time I would like to welcome everyone to the Public Storage Third Quarter 2005 Earnings conference call.

             All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you'd like to withdraw your question, press star then the number 2 on your telephone keypad. Thank you. Mr. Teng, you may begin your conference.

Clem Teng:   Good morning and thank you for joining us for our third
             quarter earnings call. Here today are Ron Havner, CEO, John Reyes,
             CFO, John Graul, President of Self-storage Operations and David
             Doll, President of Real Estate Operations.

             We will follow the usual format followed by a question and answer period. However, to allow for equal participation, we request that you ask only one question when your turn comes up and then return to the queue for any follow-up questions.

             Before we begin, I would like to provide the forward-looking statement warning. All statements other than statement of historical facts included in this conference call are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties many of which are beyond Public Storage's control that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. All forward-looking statements speak only as of the morning of October 28, 2005, the date of this conference call.

             Public Storage undertakes no obligation to update or revise any forward-looking statement whether the result of new information, future events or otherwise. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of Public Storage made on this conference call are also subject to the following risks and uncertainties: the costs associated with pursuing a potential transaction with Shurgard, the risk that no transaction with Shurgard occurs, the risks associated with Public Storage's ability to successfully integrate the operations of Shurgard, if a transaction is consummated, and assumptions with respect to the benefit to be realized from a potential transaction with Shurgard, future revenues of Shurgard and Public Storage, the expected performance of Shurgard and Public Storage and the expected cash flows of Shurgard and Public Storage.

             Additional information about risks and uncertainties that could adversely effect Public Storage's forward looking statement are described in the company's reports filed with the Securities & Exchange Commission, including our 2004 Annual Report on Form 10K, subsequent Form 10Qs and other filings after the 2004 10K.

             We will also provide certain non-GAAP financial measures. A reconciliation to GAAP of these non-GAAP financial measures is included in our press release which can be found at our website at www.publicstorage.com. A slide presentation on our proposal to Shurgard can also be found at our Web site.

             As a reminder, our press release and the audio web cast replay of this conference call are available at our website, and complete financial information will be available in our third quarter 10Q, which will be filed shortly with the Security & Exchange Commission. Now I will turn it over to John Reyes.

John Reyes:  Thank you Clem. As reported yesterday, we achieved solid third quarter operating results. Our funds from operations increased to 97 cents per share compared to 76 cents per share in the same quarter last year, representing an increase of 21 cents or 28%. The 21 cent increase was the result of both core and non-core operating activities.

             The non-core activities which included the impact from applying EITS topic D42, gains from the sale of non-real estate assets used by our containerized storage business, and the impact from hurricane damages, contributed 4 cents in the aggregate to our growth. These items are outlined in the table included in our press release for additional clarification.

             Our core business activities contributed 17 cents of growth during the quarter driven primarily from improved in-store operations which contributed 7 cents, newly acquired and developed facilities that added 3 cents, the benefit from refinancing higher rate preferred securities added 2 cents, and greater interest income on cash balances resulting from a higher interest rate environment provided 2 cents.

             Our same store facilities continued their strong operating performance. Revenues for the pool grew by 4.9% driven primarily by higher rental rates, partially offset by slightly lower occupancy. The growth in our operating expense moderated to only a 2% increase for the quarter. Keep in mind that our reported cost of operations includes all related costs of operating our facilities, both direct as well as indirect costs. Net operating income increased a solid 6.4%, as our gross margins improved to 67.6% for the quarter compared to 66.7 in the same quarter of 2004.

             With respect to the balance of our self storage assets, which consists of development and acquisition properties, revenues for the quarter increased to $37 million compared to $23 million in the third quarter of 2004. Net operating income before depreciation rose to $24 million for the quarter compared to $14 million for the same period last year, much of this growth coming from our 2004 and 2005 acquisitions.

             From a balance sheet perspective, we continue to maintain our strong financial position. Our fixed charge ratio continues to improve. For the first nine months of 2005, the ratio was a solid
             3.5 times, giving us plenty of financial flexibility.

             Our cash balance at September 30 was over $500 million. We expect to use these funds to acquire additional self-storage facilities, repay debt, fund development activities and redeem our 8.6% Series Q preferred issue for $173 million.

             The related EITS topic D42 charge with respect to the redemption of the Series Q will be approximately $5.6 million and will be recorded during the fourth quarter of 2005.

             With regard to our capital raising activities, on October 23 and August 23 - excuse me, August 23 and October 3, we issued a combined $250 million of our 6.45% Series F preferred stock. This is the third preferred series we have issued this year, bringing our year-to-date total to approximately $526 million.

             For the first nine months of this year, total distributions paid to our common shareholders was approximately 54% of funds available for distribution -- an improvement from 65% for the same period last year. As a result, our retained operating cash flow increased significantly to approximately $155 million for the first nine months of 2005 compared to $91 million for the same period last year.

             During the second half of 2006 we have the opportunity to redeem $650 million of preferred stock having a weighted average rate of approximately 8%. We may seek to pre-fund these redemptions by issuing preferred securities ahead of these redemption dates. Such issuances will have a negative impact on our earnings until the proceeds are ultimately used to redeem the higher rate preferred stock.

             As mentioned last quarter, we had the opportunity to acquire an interest in our development JV from the institutional investor. We completed this acquisition in August paying $41 million and bringing our interest up to 67% in this JV. Our Chairman, Mr. Hughes, owns the remaining interest in the JV. We have notified him that we are terminating the partnership effective November 17 and we will be acquiring his interest in the JV in accordance with the partnership agreement. Mr. Hughes' interest in the partnership has been classified as debt on our balance sheet.

             We also acquired the remaining minority interest in several large institutional partnerships during the year. As a result of these transactions, the minority interest in income on our income statement was lower in the third quarter and will further be reduced in the fourth quarter. With that, let me turn it over to John Graul.

John Graul:  Thank you John. As you know, the Southeastern United States has experienced three major hurricanes in the past few months. Many of our properties in South Florida, Alabama, Texas and Louisiana incurred damage that required a range of repairs as disclosed in more detail in our press release.

             However, with our disaster plan in place, we were able to respond quickly after both Katrina and Rita and get most of the damaged properties back online in a short period of time. The only exception is in New Orleans where five of our eight properties have been reopened. One is undergoing repairs and will reopen shortly, and the other two without power remain closed.

             Since those two were in standing water for several weeks, we are performing a complete assessment of the integrity of those structures. No final decisions will be made until that assessment is complete and until we know more about the evolving infrastructure repairs and development plans for New Orleans. In any case, we have business interruption insurance should those two properties need to remain closed for an extended time.

             We are currently assessing damage from the most recent hurricane Wilma, to our properties in South Florida. We do not expect to have damage estimates for several weeks.

             Next, I'd like to provide an overview of this quarter's operating expenses. We continue to place strong emphasis on cost controls and as John mentioned earlier, our same store operating expenses reflect a modest 2% increase over the same quarter last year.

             Payroll is our largest operating and expense and it declined by 1% over the prior year. Although we did incur higher payroll hours than last year, the entire costs were more than offset by lower worker's compensation costs as a result of improved claims management and an expanded safety program.

             Our property insurance expenses were lower in large part because of improved cost controls and a somewhat softer insurance market. This will likely change next year as hurricane losses start being reflected in insurance premiums.

             The telephone reservation center also experienced lower cost compared to a year ago. We are close to reaching a stabilized expense level and do not expect much reduction, if any, going forward.

             R&M expense was slightly lower this quarter and basically flat for the nine months. Recently completed asset plans for all of our properties will enable us to better manage future cap ex and R&M expenditures.

             With these plans now being implemented, we would expect to see a moderate increase in both cap ex as well as R&M in the fourth quarter and going forward into next year.

             Finally, I would like to review occupancy levels in our largest states. For the ten states with the greatest concentration of Public Storage same store faculties, the average occupancy for the third quarter was 91.7% with a range of 94.4% at the high end and 90% at the low end. This compares to 91.9% for the average last year with a range of 93.8% to 90.6%. In terms of occupancy, Florida was the strongest and New Jersey was the weakest. Now let me turn it over to David Doll.

David Doll:  Good morning. Let me start by covering our acquisition activity.
             During the quarter we acquired seven properties located in Georgia, Florida and North Carolina. These acquisitions had an aggregate cost of approximately $42 million and added 549,000 net rentable square feet to the portfolio. Initial occupancy of these properties ranged from 62% to 89%. One of our key investment criteria is to find properties with acquisition costs that are generally at or within 20% of replacement cost, which has been achieved in these transactions.

             We had an acquisition pipeline at the end of the quarter that included 11 properties. Subsequent to September 30, we consummated the purchase of 6 properties in the Florida, New York and California markets. These properties added 504,000 net rentable square feet of space at a total cost of $69 million.

             As of October 26, we are under contract but have yet to acquire five additional properties located in Florida, New York, Illinois and California. Completing these five acquisitions will add 385,000 net rentable square feet to our portfolio at a total cost of approximately $64 million including the assumption of debt on one of these properties totaling $4.8 million.

             Now moving on to our development activities, during the third quarter we completed four projects with 286,000 net rentable square feet at an aggregate cost of approximately $10 million. These four projects included one newly developed facility and the conversion of three former pickup and delivery properties into new storage facilities.

             During the fourth quarter we are anticipating the completion of eight projects which will include new property developments, the conversions of former pickup and delivery properties and projects that have been repackaged. These projects will add 440,000 net rentable square feet to the system.

             At September 30, our development pipeline contained 57 projects totaling $291 million and consisted of new property developments, the conversion of the remaining pickup and delivery facilities and our expansions and repackaging. This development pipeline will be fully funded by us over the next 24 months and should add 3.8 million net rentable square feet to our portfolio.

             We expect that both our development and acquisition facilities will continue to provide growth in the quarters to come as these properties reach stabilized occupancy levels as well as stabilized market rental rates.

             Included in our unstabilized pool of properties at quarter-end were 66 acquisition facilities representing 4.6 million net rentable square feet. These properties generated a third quarter NOI yield of 6.7% on costs of $384 million. We also had 67 development and conversion facilities representing 5.5 million net rentable square feet, which generated a third quarter NOI yield of 7.5% on costs of $523 million. With that I will now turn the call over to Ron.

Ronald
Havner: Thank you David. We had another good quarter. Our continued focus on the three Ps -- People, Product, and Pricing -- is producing substantial cash flow growth for our shareholders. From our operational excellence, to capital deployment and balance sheet management, our people are focused and executing. Yet there is much to be done. We continue to examine how we operate to improve customer value and enhance our competitive position. We are squarely focused on creating long-term shareholder value.

             Our operating results for the quarter were better than expected. While occupancy was down 20 basis points, average realized rents were up 4.6%, giving us growth in revenue per available square foot -- or REVPAF -- of 4.5% to $10.77 per square foot, inclusive of discounts. We expect this trend to continue as in-place rents at the end of September were $12.83 a square foot, up 5.2% from the end of September '04, and a 1.7% increase since June.

             For our same store group of properties, we had move-ins of 156,000 customers during the quarter compared to 164,000 last year, about a 5% decline. Move-outs at 165,000 were basically equal to last year. Net-net, we lost 9,000 customers during the quarter versus none last year. Our acquisition cost per customer for the quarter were higher at $152 compared to $138 last year as a result of higher media spends, promotional discounts, and fewer move-ins.

             We targeted our promotional programs toward higher value customers, which resulted in lower move-in volumes despite the higher media spend. Improved move-out ratios in September and October would indicate that we were moderately successful. Going into the fourth quarter we would expect the same level of media spend as last year. Our operating expense growth was more moderate than anticipated. This will change next year and return to a 3 to 5% range, excluding media. Media expenditures will continue to be volatile.

             Finally, with respect to the recent announcement by Shurgard that it is instituting a process to sell the company, we are pleased by the decision made by Shurgard's board of directors, and we look forward to participating in a prompt, fair, and efficient process. We will not be taking any questions about our potential transaction with Shurgard on today's call. However, we are happy to take questions regarding our operating results for the quarter. To that, thank you and Operator let's open it up for questions.

Operator:    At this time I would like to remind everyone in order to ask a question please press star then the number 1 on your telephone keypad. We'll pause for a just a moment to compile the Q&A roster.
             Your first question comes from Brian Legg, Merrill Lynch.

Brian Legg:  I'll throw it out there and see if you answer it, but have you talked to Shurgard about potentially opening their books to you all?

Ronald
Havner:      Brian we're not going to take any questions regarding Shurgard.

Brian Legg:  Got you. Okay I'll move on. Just looking at your portfolio, your operating results are clearly better than any of your peers. Can you give us a sense for acquisitions in the past couple of years -- how you've been able to perform in those acquisitions versus the going-in cap rate? Have you been able to move the needle maybe 100 basis points from the prior operators?

Ronald
Havner: Well I think David gave you some metrics in terms of volume of acquisition and the yields for the quarter. We buy properties in the acquisition arena that are both unstabilized, freshly developed, newly developed, with zero occupancy, as well as buying some more mature properties with higher occupancy levels. So the going-in yield is anywhere from zero or negative to 6 or 7% generally, sometimes 8%.

             Overall we're very happy with our acquisition results. We've got them acquired at reasonably attractive prices relative to replacement cost. And I'd say given what's happened to steel and cement, we're probably at or below replacement cost. So we're happy with our acquisition results and they're performing -- I would say -- on average better than we anticipated.

Brian Legg:  I guess my question is more for the stabilized properties. If you acquired them at the, you know, say the 6 to 7%, have you been able to squeeze more juice out of those because you're just a better operator or you're more efficient with your advertising and so forth to, you know, move it from a 6% going-in acquisition to a 7%?

John Reyes:  Hey Brian this is John.

Brian Legg:  Okay.

John Reyes:  Yes we have been able to move and we're able to move both the - the occupancy even on a, you know, other folks' definition of stabilized and ours is - maybe different. Ours operate at higher stabilized occupancy levels. But we have been able to move the volume or the occupancy. And in probably most instances, we've also been able to move the rental rates also. So we've been getting both rate variance positive as well as volume variances.

Brian Legg:  And can you sort of quantify the impact from when you...

Ronald
Havner:      Brian?

Brian Legg:  Yes.

Ronald
Havner:      One question.

Brian Legg:  Sure.

Ronald
Havner:      Back in the queue please.

Brian Legg:  Okay. Thank you.

Operator:    Your next question comes from Greg Whyte, Morgan Stanley.

             Greg Whyte: Hi. Good afternoon guys. You gave a lot of color on some specific assets in these various sort of hurricane markets. Could you just help us understand [inaudible] business interruption and I'm sure you insure the physical assets, but can you help us understand what the negative impact is to FFO from these storms?

John Reyes:  Greg we do have business interruption...

Greg Whyte:  Right.

John Reyes:  ...insurance. We haven't recorded any income with respect to that.
             It's all still kind of being, you know, figured out. But I think if you look at it, you know, with respect to the New Orleans properties, worst case -- I think we -- for the first six months, all eight properties generated about $2 million of NOI. So you annualize that, that's $4 million. And on 128 million shares you're talking about 3 cents a year, scorched earth. And clearly, we're not in that situation.

Greg Whyte:  Right.

John Reyes:  It's just not that significant of an impact to the company.

Greg Whyte:  John, I mean what about Wilma? I mean you cited significantly more assets in that market and clearly it wasn't as destructive but the interruptions may be there.

John Graul:  This is John Graul. Let me give you a quick update of what we know at this point. First, Orlando and Tampa are both open and operating. The affected areas are really in Miami -- from West Palm County through Broward County is our heaviest damage. The biggest issue in Miami is -- as you all know -- is power. We have teams of -- right now -- of our facility service managers along with our operations group going through the properties doing temporary repairs to the facilities and also assessing damage.

             Our biggest priority is to get the facilities open as quickly as we can to our customers. We do not anticipate any structural-- long term structural damage that's going to take a long time to repair. This is wind damage -- it's roofs, it's doors, signs, those kinds of things, which, as soon as we can get contractors in on those properties we'll get them opened. And as soon as the power returns, we'll get them open to our customers as quickly as we can.

Greg Whyte:  Okay thanks.

Operator:    Your next question comes from Eric Rothman, Wachovia Securities.

Eric
Rothman: Yes I was curious, the press mentions that you'd acquired the third party's institutional investors interest in PC--PSAC, I'm curious how it was that that price was determined and what the rationale behind the acquisition was.

John Reyes:  Eric this is John. That was a partnership that we formed back in
             1999, in a development partnership. It built about--I think about 22 properties and Public Storage was one of the partners. And there was another partnership that was the other partner. That other partnership had as its partners an institutional investor as well as Wayne Hughes.

             We were reaching the end of the, basically the end of the partnership, which is year six, which would be November of this year. And we decided to negotiate a transaction to get the institutional investor out early, which is what we did. And then we'll be taking Wayne's interest out in November, and the partnership will then basically terminate. We will own all 22 of the properties at that point in time.

Eric
Rothman:     At what type of yield did you buy that?

John Reyes:  Well if you look at our-- the annualized net operating income for the past months on those 22 properties and the cost, assuming the cost is at $41 million plus $65 million we paid Wayne, the annualized yield is about 10.5%.

Eric
Rothman:     Ten five you said.

John Reyes:  Yes.

Eric
Rothman:     Great. Thank you very much.

Operator:    Your next question comes from Michael Knott, Green Street
             Advisors.

Michael
Knott: Hey guys. I have a question on Shurgard. I'm just kidding. Can you just remind us on the redevelopment and the repackages, sort of what the all-in cost is and sort of what your IRR expectations are for those properties? We can see from the press release that the incremental cost for this quarter was $30 to $40 bucks. Can you help us understand what the all-in cost is?

Ronald
Havner: Michael, let me try to bifurcate it into two groups. One repackaging or redevelopment opportunity is the conversion of the former pick-up and delivery facility. In almost every case, we have a large warehouse facility that essentially we go in and add two to three levels of self-storage -- it's enclosed, we can generally climate control it. Sometimes we have to change the parking. And that generally costs $30 to $40 a net rentable square foot. That is by our most efficient redevelopment or expansion program.

             And the yields on that, because we have an existing property right in that store, they tend to fill up a little faster, not a lot of incremental operating management costs. We're known in the market place, and so the yields on those are quite attractive on the margin. Now that doesn't consider the already sunk cost we have in the warehouse building, but on the margin to add product at $30 to $40 a foot when you're getting $12 plus of rent, it's a good deal.

             The other kind of repackagings we have are where we will take an older facility and generally sometimes demise one, two, or three buildings, maybe go multi-story, depending on the zoning that we can get in the area, adjust the parking, generally tear down an office and add a retail store operation to it. Those repackaging costs or redevelopment costs have both generally a lost income component associated with the demised building, as well as the incremental new construction cost.

             The numbers that David gives on that are really the net additional square footage that we add to the system. So we may demise 40,000 or 20,000 and add another 70,000 to the property, giving us 100,000 plus. The yields on that will range anywhere from, you know, probably 5 or 6 up to 12 or 15, depending on the amount of space demised at the period of time, how much we can change the density, those kinds of things.

             And part of our consideration in that -- when you think about the lower yield -- is what are we doing to the competitive position of the property and are making cap expenditures that may need to be done in the long term anyway. So there's both a yield component to it as well as a competitive positioning aspect to the property.

Michael
Knott:       Okay thanks.

Operator:    Your next question comes from Jay Leupp, RBC Capital Markets.

Jay Leupp:   Hi. Good morning -- here with Brett Johnson. Could you comment on advertising and marketing, both dollars you expect to spend going forward in the wake of your seasonal peak in occupancy this quarter and what the strategy's going to look like in 2006?
             And then on the redevelopment fund, maybe talk a little bit about what you think the potential is in your portfolio annually for the next, say three to five years.

Ronald
Havner:      Well that's a clever way to get two questions.

Jay Leupp:   I had to be creative Ron.

Ronald
Havner: But, with respect to the media I think we touched on it, that we expect our fourth quarter media spend to be about the same as the fourth quarter of last year. If you recall, last year in October, we essentially had no media spend because of the election. We were on media in October of this year. Right now, we expect a more moderate spend in November vis-a-vis last year and December will be December.

             Going into next year, the media will continue to be a volatile component in our expense line, and that has to do with a whole variety of things, both in terms of sometimes we use media in markets where we have large acquisitions or development properties coming online, and adapting to competitive competition, alternative programs that we may use tied into our pricing strategies and promotional discount strategies.

             So it's a very hard item to predict. But it's all geared towards driving the revenue per available square foot number. So it's a coordinated program between pricing, promotional discount and media.

             With respect to the redevelopment pipeline, if you think about our portfolio, which probably has--I don't know what the average age is today--but it's probably at least 15 years and there's probably
             500 to 800 properties that could undertake some form of redevelopment or packaging, anywhere from a new storefront to a more expansive redevelopment as I just explained in the previous question.

             So if you take 500 to 800 facilities, you could see that we have a lot of work ahead of us. And the site people and the construction people have lots to keep them busy for a long time.

Jay Leupp:   Thanks Ron.

Operator:    Your next question comes from Jeff Donnelly, Wachovia Securities.

Jeff
Donnelly:    Good morning out there guys. I'm just curious, this is the first period in some time where your same store occupancy comped down.
             In the past few years when that happened, the following quarters were actually fairly weak.

             I'm just curious, do you anticipate seeing negative comps in quarterly occupancy numbers in future quarters and how strong is your ability right now to continue to drive pricing at this point?

Ronald
Havner: Well Jeff, I think we touched on the fact that in place rents at quarter-end were in excess of 5% higher than the same period last year September over September. And as we've talked about on previous calls our focus here is driving revenue per available square foot. That means we will take more volatility in the occupancy number. We'll take volatility in the media spend as we move -- as we try to drive that number.

             So you just can't look at occupancy. You have to look at occupancy. You have to look at rental rates, the volume of promotional discounts, and is that revenue per available square foot number moving in a positive direction?

Jeff
Donnelly:    Thanks, I just wanted to clarify that.

Operator:    Your next question comes from Paul Adornato, Harris Nesbitt.

Paul
Adornato:    Hi, thanks. I was wondering, I actually was noticing in the same store section that the expense related to the telephone reservation center decreased pretty substantially, 19.7%, which might be greater than would be expected given the portfolio growth.

             So I was wondering if you could talk about the performance of the telephone answering center with respect to their efficiency, ability to close sales, etc. given presumably the higher Internet and telephone.

Ronald
Havner: Okay. Well, Paul, we talked at the beginning of the year that we anticipated a decline in the cost of the telephone reservation center. And that really had to do with the fact that we were taking our pickup and delivery service out of our call center and doing direct sales with the pickup and delivery team directly to their customers and we would no longer be selling that product in our national reservation center, the telephone center.

             That resulted in a headcount reduction of close to 100 people that was phased in over the course of 2004. And so what you're seeing, is kind of the year-over-year comp as that phase-in took place in 2004 and was fully completed by the first quarter of 2005.

             The efficacy of the phone center is fantastic. We have a great team down there. They're more focused and their operating metrics are with respect to self storage better than they were a year ago. So the cost decline or the efficacy of that group has improved as their focus has narrowed.

             The point of bringing that up in terms of John Graul's comments is that you should not expect a 20% decline in year over year costs going forward for much longer.

Paul
Adornato:    Okay, thank you.

Operator:    Your next question comes from Kristen Brown, Deutsche Bank.

Kristen
Brown: Hi. If you had the opportunity to do a big acquisition, would you consider adding leverage to your balance sheet?

Ronald
Havner: That's a roundabout way of asking about Shurgard and I'm going to pass on that.

Kristen
Brown:       Okay, thanks.

Operator:    Your next question comes from Brian Legg, Merrill Lynch.

Brian Legg:  John, I just wanted to clarify on your advertising and promotion, the accounting, when you recognize the costs for Yellow Pages. Is there a lot of seasonality in that?

John Reyes:  Is there a lot of seasonality? Yellow Pages, we basically expense as being as we do this, Brian. In terms of seasonality, on a year over year comparison it should be very consistent, but sequential quarters it will vary. It just really depends on when the books renew and when we sign up for them.

Brian Legg:  When would that hit? The fourth quarter?

John Reyes:  Well the fourth quarter has typically been a little bit higher than the other quarters, but it happens throughout the year, Brian.

Brian Legg:  Okay, great. Thank you.

Operator:    Your next question comes from Greg Whyte, Morgan Stanley.

Greg Whyte:  Just a question for John maybe, I guess two parts. When you think about the preferred refinancing, John: a, do you guys have a restriction like many others that they can only be refinanced with either more preferred or equity; and b, if that is the case, given where rates are today for new issuance, and given where the cost of your 8% is in part of next year, how far in advance could you "raise cash" to refinance when you do the math?

John Reyes:  The answer to that first question is we do not have a restriction on that you've indicated. We can redeem with any means that we need, so that's not a -- we don't have that restriction.

Greg Whyte:  Okay.

John Reyes:  In terms of when we issue [inaudible -- audio difficulties].

Greg Whyte:  Well I guess it's just two lines across, John, at some point,
             I mean, from a dilution versus accretion on the interest cost savings.

John Reyes:  And it's not perfect science either. I mean, we have no idea what rates are going to be, you know, in September of '06. And so we can go out now and secure a 100 basis point spread now probably, but we run the risk that rates don't move up and now we've suffered a dilution until that point in time.

             So we're going to kind of pick and choose our battle as we go and we'll issue some here and there. I don't see us blowing out the whole thing at one time but we're continuing to watch the markets and we'll continue to watch what rates are doing.

Greg Whyte:  Okay, great. Thanks a lot.

Operator:    Your next question comes from Jeff Donnelly, Wachovia Securities.

Jeff
Donnelly:    I'm surprised I cycled back so fast. John, other income was running well ahead of usual levels. What was the reason behind that, and do you expect that will continue? And if I can, I guess, squeak in a follow-up maybe under the radar, if you guys were to own shares in Shurgard, is that where we would find the accounting for the dividend?

             I didn't ask if you owned them.

Ronald
Havner: The big up tic in the other income would principally be due to the higher rates on cash.

John Reyes:  It's interest income, Jeff. There's another piece that happens is our retail truck rental, you know, our retail sales, locks and boxes as well as truck rentals was up quite a bit too. So it's really interest from higher rates that we're investing our cash balances at, as well as improvement in our locks and boxes and truck rental business.

Jeff
Donnelly:    Should I think of that as a run rate going forward then?

John Reyes:  I mean, the interest income is going to vary, depending on our cash balances, and we hope to get our, you know, excess of cash balances invested in acquisitions that David Doll talked about, development. We're going to take out the Wayne Hughes' interest next month. You know, that's $65 million. We're going to call our Series Q preferred $173 million in January.

             So it's going to fluctuate. It's going to depend on what interest rate environments continue to do as well as what our cash balances look like.

Jeff
Donnelly:    Great. Thanks guys.

Operator:    Your next question comes from Michael Mueller, JP Morgan.

Michael
Mueller: Hi. I think John mentioned when you were talking about markets, that New Jersey was the weakest, larger market. I was just wondering is there any specific dynamic that's happening there or is it just a relative issue?

Ronald
Havner:      I'd say it's more of a relative issue.

Michael
Mueller:     Okay. Thanks.

Operator:    Again, if you would like to ask a question, please press star then the number 1 on your telephone keypad. You now have a follow up question from the line of Jay Leupp, RBC Capital Markets.

Jay Leupp:   Hi, for 2006 does your business plan contemplate offshore
             expansions to Asia, Australia or perhaps Europe, and how much research have you done on those markets?

Ronald
Havner:      Jay, if it does, we can't talk about it right now.

Jay Leupp:   Thanks.

Operator:    Thank you. At this time there are no further questions.

Ronald
Havner:      Okay, thank you all for attending the call.

Operator:    Thank you. This concludes today's Public Storage Third Quarter
             2005 Earnings conference call. You may now disconnect.


                                       END